May 20, 2014

VIA EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation Preliminary Proxy Statement on Schedule 14A
(File No. 001-36420)

Dear Mr. O’Connor:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 19, 2014, regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-36420) (the “Proxy Statement”).

For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response.

1. We note that “broker non-votes” exist only where a single proxy contains both “routine” and “non-routine” proposals under Rule 452 of the New York Stock Exchange LLC. If, as here, however, the only proposals are non-routine, there will be no broker discretionary voting on at least one proposal and, thus, there will be no broker non-votes present at the meeting. As required by Item 21(b) of Schedule 14A, please revise the disclosure to reflect that, as a result of the combination of Rule 452 and Section 2(a)(42)(A) of the Investment Company Act of 1940, as amended, the uninstructed shares held by brokers will not be counted as shares present for purposes of a quorum and will have the effect of a vote against the proposal. Does the Company expect to have any broker non-votes at the meeting?

James O’Connor, Esq. May 20, 2014 Page 2

The Company notes the Staff’s comment and respectfully submits that the Company does not expect to have any broker non-votes at the special meeting of stockholders as the Proxy Statement relates only to “non-routine” matters. Further, the Company hereby undertakes to clarify in future filings that contain only non-routine matters that because there will be no broker discretionary voting on proposals to be considered at the meeting, the Company does not expect broker non-votes present at the meeting.

2. Please confirm that a record date of April 15, 2014 is permissible under Maryland law.

The Company notes the Staff’s comment and confirms that a record date of April 15, 2014 is permissible under Maryland law.

3. Please undertake to file for review by the Staff a post-effective amendment under section 8(c) of the Securities Act of 1933, as amended (the “Securities Act”), in respect of any one or more offerings of the Company’s common stock below net asset value where such offering will result in (i) greater than 15% dilution in the aggregate to existing stockholder net asset value, (ii) the Company receiving an auditor’s going-concern opinion or (iii) a material adverse change making the financial statements materially misleading.

The Company notes the Staff’s comment and hereby undertakes to file for review by the Staff a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of the Company’s common stock below net asset value where such offering will result in (i) greater than 15% dilution in the aggregate to existing stockholder net asset value, (ii) the Company receiving an auditor’s going-concern opinion or (iii) a material adverse change making the financial statements materially misleading.

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If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510 or David Harris at (202) 261-3385.

Sincerely,

/s/ James A. Lebovitz

James A. Lebovitz

Cc:	Gerald F. Stahlecker

Stephen S. Sypherd

FS Investment Corporation

David Harris

Dechert LLP